UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2016

EARTHLINK HOLDINGS CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-15605	46-4228084
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1170 Peachtree St., Suite 900, Atlanta, Georgia	30309
(Address of principal executive offices)	(Zip Code)

(404) 815-0770

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report date)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                 Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01          Entry into a Material Definitive Agreement

Merger Agreement and Transaction Structure

On November 5, 2016, EarthLink Holdings Corp., a Delaware corporation (“EarthLink” or “we” or “our”), and Windstream Holdings, Inc., a Delaware corporation (“Windstream”), entered into an Agreement and Plan of Merger (the “Agreement”), pursuant to which, in a single integrated transaction for United States federal income tax purposes, a newly formed indirect wholly owned subsidiary of Windstream will merge with and into EarthLink (the “Merger”), with EarthLink surviving the Merger as an indirect wholly owned subsidiary of Windstream, and immediately thereafter EarthLink will merge with and into another newly formed wholly owned indirect subsidiary of Windstream, with the Windstream subsidiary surviving such merger (such second merger together with the Merger, the “Combination”).

The board of directors of each of EarthLink and Windstream have unanimously approved the Agreement and the transactions contemplated thereby.

Merger Consideration

Subject to the terms and conditions set forth in the Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of EarthLink (the “EarthLink Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of EarthLink that are held by EarthLink, Windstream or any of their respective wholly owned subsidiaries, which shares will be canceled) will be converted into the right to receive 0.818 (the “Exchange Ratio”) shares of common stock of Windstream (the “Windstream Common Stock”).  No fractional shares of Windstream Common Stock will be issued in the Merger, and EarthLink stockholders will receive cash in lieu of any fractional shares.

The Agreement provides that, at the Effective Time, each option to purchase EarthLink Common Stock will be cancelled and converted into the right to receive a number of shares of Windstream Common Stock equal to (i) the product of the number of shares of EarthLink Common Stock underlying such option and the Exchange Ratio, less (ii) a number of shares of Windstream Common Stock equal to the product of (A) the number of shares of EarthLink Common Stock subject to such EarthLink option with a fair market value (determined based on the closing price of EarthLink Common Stock on the business day immediately preceding the closing date of the Combination) equal to the sum of (x) the aggregate exercise price of such EarthLink option plus (y) any withholding on such option and (B) the Exchange Ratio.  Additionally, each outstanding EarthLink restricted stock unit will be assumed by Windstream and converted into a restricted stock unit with respect to a number of shares of Windstream Common Stock determined by multiplying the number of shares of EarthLink Common Stock subject to such EarthLink restricted stock unit by the Exchange Ratio.  Any resulting fractional shares of Windstream Common Stock otherwise payable to former holders of options to purchase EarthLink Common Stock and EarthLink restricted stock units after giving effect to the conversions summarized in this paragraph will be treated in the same manner as fractional shares of Windstream Common Stock payable to holders of EarthLink Common Stock.

Registration of Windstream Common Stock

Windstream and EarthLink will prepare, and Windstream will file with the Securities and Exchange Commission, a registration statement on Form S-4 in connection with the issuance of shares of Windstream Common Stock in the Combination (the “Form S-4”), which will include as a prospectus a joint proxy statement relating to the EarthLink stockholders meeting and the Windstream stockholders meeting (the “Joint Proxy Statement”).

Governance

Following the Combination, Windstream will have a board of directors consisting of 12 directors, (i) nine of whom will be the current Windstream directors, and (ii) three of whom will be persons designated by EarthLink from any of the directors of EarthLink as of the date of the Agreement, provided that such EarthLink designees are reasonably acceptable to Windstream based on Windstream’s normal corporate governance process for evaluating candidates for its board of directors.  Windstream has also agreed to renominate the three former EarthLink directors, and to solicit proxies in favor of their election, at the first annual stockholders meeting of Windstream following consummation of the Combination.

Conditions to the Combination

The completion of the Combination is subject to the satisfaction or waiver of certain customary conditions, including (i) the adoption of the Agreement by EarthLink’s stockholders; (ii) the approval by Windstream’s stockholders of an amendment to Windstream’s certificate of incorporation to increase the authorized shares of Windstream Common Stock and the effectiveness of such amendment; (iii) the approval by Windstream’s stockholders of the issuance of shares of Windstream Common Stock pursuant to the Agreement; (iv) the receipt of certain governmental and regulatory approvals; (v) the receipt of certain tax opinions; (vi) the absence of any law or order prohibiting the Combination; (vii) the effectiveness of the Form S-4 and the approval for listing on NASDAQ of the Windstream Common Stock to be issued pursuant to the Agreement; (viii) the absence of a material adverse effect on Windstream or EarthLink; and (ix) certain other customary conditions relating to the parties’ representations and warranties in the Agreement and the performance of their respective obligations.

Certain Other Terms of the Agreement

The Agreement contains customary representations and warranties made by each of Windstream and EarthLink, and also contains customary pre-closing covenants, including covenants, among others, (i) to operate their businesses in the ordinary course consistent with past practice and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, or knowingly facilitate or encourage and, subject to certain exceptions, not to participate in any discussions or negotiations, or knowingly cooperate in any way with respect to, any inquiries or the making of any proposal of an alternative transaction or to withdraw the support of its board of directors for the Merger, and (iii) to use their respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Agreement contains covenants that require each of Windstream and EarthLink to call and hold a special stockholders meeting and, subject to certain exceptions, require the board of directors of each of Windstream and EarthLink to recommend to its stockholders that they vote in favor of the adoption of the Agreement and approval of the Combination (in the case of EarthLink’s stockholders) or to approve the amendment to Windstream’s certificate of incorporation and the issuance of shares of Windstream Common Stock in the Merger (in the case of Windstream’s stockholders).  Windstream also separately covenants to keep sufficient funds available to consummate the Combination and the other transactions contemplated by the Agreement (including the repayment of EarthLink’s existing credit agreement and outstanding notes), taking into account Windstream’s unrestricted cash, availability under its existing credit facility, the proceeds of any borrowings incurred for the primary purpose of consummating the Combination and other transactions contemplated by the Agreement and any commitment letter issued by a financing source for the primary purpose of providing funds to finance the Combination and the other transactions contemplated by the Agreement in form and substance reasonably acceptable to EarthLink.

The parties have agreed that each of Windstream and EarthLink will continue to pay their respective quarterly dividends in accordance with past practice until the closing of the Combination; provided, that Windstream and EarthLink will coordinate to designate the business day immediately prior to closing of the Combination as the record and payment dates for a pro-rata portion of their respective quarterly dividends declared in the calendar quarter in which closing is to occur.  After the closing of the Combination, all Windstream stockholders (including former EarthLink stockholders and former holders of options to purchase EarthLink Common Stock who receive Windstream Common Stock pursuant to the Merger) will be entitled to receive Windstream’s regular quarterly dividend, pro-rated for the number of days from the closing through such subsequent record date.

The Agreement contains certain termination rights for each of EarthLink and Windstream, including in the event that (i) the parties mutually agree to termination, (ii) the Combination is not consummated on or before November 5, 2017 (subject to a 90-day extension if regulatory approvals have not been obtained), (iii) any law or order permanently prohibits consummation of the Combination, (iv) the requisite approval of either EarthLink’s stockholders or Windstream’s stockholders is not obtained at the applicable stockholders meeting, (v) either party is in breach of its respective representations and warranties or covenants under the Agreement such that a closing condition is not satisfied (subject to notice and cure and other customary exceptions), (vi) the board of directors of either EarthLink or Windstream changes its recommendation to its stockholders regarding the matters to be voted on at the respective stockholders meetings, (vii) either party enters into an agreement providing for a superior alternative transaction or (viii) Windstream fails to close when required under the Agreement or breaches its covenant to keep sufficient funds available to consummate the Combination and the other transactions contemplated by the Agreement.

The Agreement further provides that, upon termination of the Agreement under specified circumstances, including a change in the recommendation of the board of directors of EarthLink or Windstream or a termination of the Agreement by EarthLink or Windstream to enter into a binding agreement providing for a superior alternative transaction, EarthLink or Windstream, as the case may be, will pay to the other party a termination fee equal to $35 million in cash.  In addition, upon termination of the Agreement by EarthLink in the event that Windstream fails to close when required or to maintain sufficient funds available to consummate the Combination and the other transactions contemplated by the Agreement, EarthLink may elect to require

Windstream to pay a termination fee equal to $70 million in cash.

The foregoing description of the Agreement is qualified in its entirety by the full text of the Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about EarthLink or Windstream. In particular, the assertions embodied in the representations and warranties contained in the Agreement are qualified by information in confidential disclosure letters provided by each of EarthLink and Windstream in connection with the signing of the Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Agreement. Moreover, certain representations and warranties in the Agreement were used for the purpose of allocating risk between EarthLink and Windstream rather than establishing matters as facts. Accordingly, the representations and warranties in the Agreement should not be relied upon as characterizations of the actual state of facts about EarthLink or Windstream.

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking” statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct, and the actual results relating to the matters set forth in this document could be materially different from and worse than our expectations.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Windstream and EarthLink stockholder approvals; the ability to satisfy the conditions to consummation of the Combination, including to obtain governmental and regulatory approvals required for the Combination; the risk that required governmental and regulatory approvals may delay the Combination or result in the imposition of conditions that could cause the parties to abandon the Combination or materially impact the financial benefits of the proposed transaction; timing to consummate the Combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the Combination may not be fully realized or may take longer to realize than expected; disruption from the Combination making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on issues related to the Combination; dividend policy changes for the combined company; the future cash requirements of the combined company; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations.

These risks and uncertainties, as well as other or new risks and uncertainties that may emerge from time to time impacting the Combination or the combined company, are not intended to represent a complete list of all risks and uncertainties inherent in the Combination or the business of the combined company.  There can be no assurance that the Combination or any other transaction described above will in fact be consummated in the manner described, or at all.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document.  Unless legally required, EarthLink and Windstream undertake no obligation, and each expressly disclaims any such obligation, to update any forward-looking statement, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Combinations or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

EarthLink and Windstream plan to submit the Combination to their respective stockholders for their consideration. In connection with the Combination, Windstream plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the Combination and a preliminary and definitive joint proxy statement for the stockholders of EarthLink and Windstream (the “Joint Proxy Statement”) and each of EarthLink and Windstream will mail the Joint Proxy Statement to their respective stockholders and file other documents regarding the Combination with the SEC. The definitive Registration Statement and the Joint Proxy Statement will contain important information about the Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT

PROXY STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by EarthLink or Windstream with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from Windstream by going to its investor relations page on its corporate website www.windstream.com and from EarthLink by going to its investor relations page on its corporate website at www.earthlink.com.

PARTICIPANTS IN THE SOLICITATION

EarthLink, Windstream, their respective directors and certain of their executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.  Information about EarthLink’s directors and executive officers is set forth in its definitive proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 15, 2016, and information about Windstream’s directors and executive officers is set forth in its definitive proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2016. These documents are available free of charge from the sources indicated above, from Windstream by going to its investor relations page on its corporate website at www.windstream.com and from EarthLink on its website at www.earthlink.com.

ITEM 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of November 5, 2016, by and among Windstream Holdings, Inc., Europa Merger Sub, Inc., Europa Merger Sub LLC and EarthLink Holdings Corp.†

†                Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. EarthLink hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHLINK HOLDINGS CORP.

By:	/s/ Louis M. Alterman
Name:	Louis M. Alterman
Title:	Executive Vice President, Chief Financial Officer

Date: November 10, 2016

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of November 5, 2016, by and among Windstream Holdings, Inc., Europa Merger Sub, Inc., Europa Merger Sub LLC and EarthLink Holdings Corp.†

†                Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. EarthLink hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.